Exhibit 99.2

CONSENT OF EXPERT

The undersigned hereby consents to the inclusion in the news release of Platinum Group Metals Ltd. (the “Company”) titled “Platinum Group Metals Ltd. Business Update” and dated October 29, 2019 (the “News Release”), referencing the undersigned as a non-independent qualified person and the undersigned’s name with respect to the disclosure of technical and scientific information contained in the News Release (the “Technical Information”). The undersigned further consents to the incorporation by reference in the Company’s Registration Statement on Form F-3 (No. 333-226580) filed with the United States Securities and Exchange Commission, of the references to the undersigned’s name and the Technical Information in the News Release.

/s/ R. Michael Jones
R. Michael Jones
Date: October 29, 2019